

December 6, 2013

<u>Via U.S. Mail</u>
Luke Lalonde
Chief Executive Officer
SuperDirectories, Inc.
5337 Route 374
Merrill, NY 12955

> **Re: SuperDirectories, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 7, 2012**
> **File No. 000-51533**

Dear Mr. Lalonde:

We issued comments to you on the above captioned filing on May 17, 2012 and May 25, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 20, 2013.

If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel